This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these Notes in any country or jurisdiction where such an offer would not be permitted.

BofA Finance LLC $--

Enhanced Return Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated December 8, 2025,

Series A Prospectus Supplement dated December 8, 2025 and

Product Supplement EQUITY-1 dated December 8, 2025)

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

August 31, 2026

Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

•The Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER, due October 4, 2029 (the “Notes”) are expected to price on September 29, 2026 and expected to issue on October 2, 2026.

•Approximate 3 year term.

•Payment on the Notes will depend on the performance of the S&P 500 FC TCA 0.50% Decrement Index ER (the “Underlying”).

•If the Ending Value of the Underlying is greater than 100% of its Starting Value, at maturity, you will receive 130.00% upside exposure to increases in the value of the Underlying; otherwise, at maturity, you will receive the principal amount.

•Any payment on the Notes is subject to the credit risk of BofA Finance LLC (“BofA Finance” or the “Issuer”), as issuer of the Notes, and Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the Notes.

•No periodic interest payments.

•The Notes will not be listed on any securities exchange.

•CUSIP No. 09712CW41.

The S&P 500 FC TCA 0.50% Decrement Index ER  is designed to provide investors with exposure to a synthetically calculated excess return version (the “Excess Return Index”) of the S&P 500® Total Return Index (the “Total Return Index”), subject to a risk control strategy that dynamically increases or decreases the exposure to the Excess Return Index multiple times per index calculation day in an attempt to achieve an 11.50% annualized volatility target. The Underlying’s exposure to the Excess Return Index can be greater than, less than or equal to 100%. When the Underlying’s exposure to the Excess Return Index is less than 100%, the Underlying will have a hypothetical cash position which does not accrue interest.  Any portion of the Underlying which is allocated to the cash position will not appreciate based on any appreciation of the Excess Return Index. Typically, during a trading day a portion of the Underlying’s exposure has been allocated to the cash position.

The Excess Return Index is an excess return index, which means that it measures the return on a hypothetical investment in the Total Return Index that is made with borrowed funds. The Excess Return Index is calculated by subtracting out the borrowing costs, as described below, and the cost of carrying equities (which is determined by reference to rolling E-mini S&P 500 futures contracts) from the Total Return Index. Borrowing costs for these funds are assessed at a rate equal to the Federal Funds Rate. Such borrowing costs and the cost of carrying equities will reduce any positive performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Underlying) and will increase any negative performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Underlying).

The level of the Underlying is calculated multiple times per day and reflects the performance of a hypothetical investment in the Excess Return Index less associated carry costs and transaction costs. The carry costs and transaction costs reduce the level of the Underlying during each intraday calculation window. The carry cost for each intraday calculation window is 0.50% per annum. The transaction cost for each intraday calculation window equals the product of 0.01% and the difference (expressed as a positive number) between the exposure to the Excess Return Index for the current intraday calculation window and the exposure to the Excess Return Index for the immediately preceding intraday calculation window. Such costs will be incurred regardless of the level of exposure to the Excess Return Index and regardless of the performance of the Excess Return Index. Such costs will have the effect of reducing any positive performance of the Excess Return Index (and, thereby, the level of the Underlying) and will increase any negative performance of the Excess Return Index (and, thereby, the level of the Underlying).

The effect of the borrowing costs, the cost of carrying the equities, the carry costs and the transaction costs described above is to reduce the level of the Underlying during each intraday calculation window. The level of the Underlying will only increase to the extent the Underlying is exposed to the Excess Return Index; the Excess Return Index has a positive return and such positive return exceeds the carry costs and transaction costs described above. The Excess Return Index will have a positive return only if the return of the Total Return Index exceeds the borrowing costs described above.

For more information please see the sections entitled “Risk Factors—Underlying-related Risks” and “The Underlying”.

The initial estimated value of the Notes as of the pricing date is expected to be between $915.00 and $965.00 per $1,000.00 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-19 of this pricing supplement for additional information.

There are important differences between the Notes and a conventional debt security. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discount(1)(2)(3)	Proceeds, before expenses, to BofA Finance(2)
Per Note	$1,000.00	$22.50	$977.50
Total

(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $977.50 per $1,000.00 in principal amount of Notes.

(2)The underwriting discount per $1,000.00 in principal amount of Notes may be as high as $22.50, resulting in proceeds, before expenses, to BofA Finance of as low as $977.50 per $1,000.00 in principal amount of Notes.

(3)In addition to the underwriting discount above, if any, an affiliate of BofA Finance will pay a referral fee of up to $7.50 per $1,000.00 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers.

The Notes and the related guarantee:

Are Not FDIC Insured	Are not Bank Guaranteed	May Lose Value

Selling Agent

Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Terms of the Notes

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000.00 and whole multiples of $1,000.00 in excess thereof.
Term:	Approximately 3 years.
Underlying:	The S&P 500 FC TCA 0.50% Decrement Index ER (Bloomberg symbol: “SPXFCDUE”).
Pricing Date*:	September 29, 2026
Issue Date*:	October 2, 2026
Valuation Date*:	October 1, 2029, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” in the accompanying product supplement.
Maturity Date*:	October 4, 2029
Starting Value:	The closing level of the Underlying on the pricing date.
Ending Value:	The closing level of the Underlying on the Valuation Date.
Upside Participation Rate:	130.00%
Redemption Amount:

The Redemption Amount per $1,000.00 in principal amount of Notes will be:

a) If the Ending Value of the Underlying is greater than the Starting Value:

b) If the Ending Value of the Underlying is less than or equal to the Starting Value:

Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09712CW41
Underlying Return:
Events of Default and Acceleration:

If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third Trading Day prior to the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

* Subject to change.

Payment on the Notes depends on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlying. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting

ENHANCED RETURN NOTES | PS-2

Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

discount, if any, the referral fee and the hedging related charges described below (see “Risk Factors” beginning on page PS-6), will reduce the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you pay to purchase the Notes will be greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value range of the Notes is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the Notes as of the pricing date. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on PS-6 and “Structuring the Notes” on PS-19.

ENHANCED RETURN NOTES | PS-3

Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Redemption Amount Determination

On the Maturity Date, you will receive a cash payment per $1,000.00 in principal amount of Notes determined as follows:

Is the Ending Value of the Underlying greater than the Starting Value?

You will receive:	You will receive: $1,000.00

All payments described above are subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

ENHANCED RETURN NOTES | PS-4

Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Hypothetical Payout Profile and Examples of Payments at Maturity

Enhanced Return Notes Table

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on a hypothetical Starting Value of 100, the Upside Participation Rate of 130.00% and a range of hypothetical Ending Values of the Underlying. The actual amount you receive and the resulting return will depend on the actual Starting Value and Ending Value of the Underlying, and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

For recent actual values of the Underlying, see “The Underlying” section below. In addition, all payments on the Notes are subject to Issuer and Guarantor credit risk.

Ending Value	Underlying Return	Redemption Amount per Note	Return on the Notes
160.00	60.00%	$1,780.00	78.00%
150.00	50.00%	$1,650.00	65.00%
140.00	40.00%	$1,520.00	52.00%
130.00	30.00%	$1,390.00	39.00%
120.00	20.00%	$1,260.00	26.00%
110.00	10.00%	$1,130.00	13.00%
105.00	5.00%	$1,065.00	6.50%
102.00	2.00%	$1,026.00	2.60%
100.00(1)	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%

(1)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only and does not represent a likely Starting Value for the Underlying.
ENHANCED RETURN NOTES | PS-5

Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-22 below.

Structure-related Risks

•You may not earn a return on your investment. The payment you will receive at maturity will depend on whether the level of the Underlying increases from the Starting Value to the Ending Value. If the level of the Underlying decreases from the Starting Value to the Ending Value (or if the level of the Underlying is unchanged), you will not receive any positive return on the Notes and will only receive the principal amount.

•The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Ending Value of the Underlying exceeds its Starting Value.

•Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

•The Redemption Amount will not reflect changes in the level of the Underlying other than on the Valuation Date. Changes in the level of the Underlying during the term of the Notes other than on the Valuation Date will not be reflected in the calculation of the Redemption Amount. No other level of the Underlying will be taken into account. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlying while holding the Notes. As a result, you will receive only the principal amount at maturity even if the level of the Underlying has increased at certain times during the term of the Notes before the Underlying decreases to a level on the Valuation Date that is less than its Starting Value.

•Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Notes. The Notes are our unsecured senior debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the applicable payment date, regardless of the performance of the Underlying. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the Notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the value of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

•We are a finance subsidiary and, as such, have no independent assets, operations, or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and payment of our obligations under our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation and Market-related Risks

•The public offering price you pay for the Notes will exceed their initial estimated value. The range of initial estimated values of the Notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlying, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, the referral fee and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may

ENHANCED RETURN NOTES | PS-6

Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.

•The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying, our and BAC’s creditworthiness and changes in market conditions.

•We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

•Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell the securities held by or included in the Underlying, or futures or options contracts or exchange traded instruments on the Underlying or those securities, or other listed or over-the-counter derivative instruments whose value is derived from the Underlying or those securities. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own securities represented by the Underlying, except to the extent that BAC’s common stock may be included in the Underlying, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlying, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the level of the Underlying in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may adversely affect the level of the Underlying. Consequently, the level of the Underlying may change subsequent to the pricing date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also expect to engage in hedging activities that could adversely affect the level of the Underlying on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may adversely affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes, the Underlying or the securities represented by the Underlying and may hold or resell the Notes, the Underlying or the securities represented by the Underlying. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the level of the Underlying, the market value of your Notes prior to maturity or the amounts payable, if any, on the Notes.

•There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

•Our affiliate, BofAS, helped develop the Underlying. One of our affiliates, BofAS, worked with S&P Dow Jones Indices LLC in developing the risk control strategy utilized by the Underlying. While BofAS helped in the development of the Underlying, BAC, as the ultimate parent company of BofAS, ultimately controls BofAS.

While S&P Dow Jones Indices LLC is solely responsible for, and BofAS has no involvement in, the operation and administration of the Underlying, the risk control strategy that BofAS helped develop for the Underlying could have a negative impact on the levels of the Underlying and the value of your Notes. BofAS was under no obligation to consider your interests as an investor in the Notes in its role in developing the risk control strategy utilized by the Underlying. The Underlying’s use of the risk control strategy developed by BofAS may be adverse to your interest in the Notes.

Underlying-related Risks

•The Underlying has a limited operating history.The Underlying was launched on June 23, 2023. Because the Underlying has no live Underlying level history prior to that date, limited live historical Underlying level information will be available for you to consider in making an independent investigation of the Underlying performance, which may make it difficult for you to make an informed decision with respect to your Notes. As a result, the return on your Notes may involve greater risk than those that are linked to indices with a more established record of performance.

•Hypothetical back-tested data relating to the Underlying does not represent actual historical data and is subject to inherent limitations.The hypothetical back-tested performance of the Underlying set forth under “The Underlying— Historical Performance of the SPXFCDUE” is purely theoretical, does not represent the actual historical performance of the Underlying and has not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that

ENHANCED RETURN NOTES | PS-7

Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under “The Underlying— Historical Performance of the SPXFCDUE”. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

•Notwithstanding that the Underlying employs a risk control strategy to achieve a volatility target, the Underlying may decrease significantly more or increase significantly less than the Excess Return Index.The Underlying is intended to provide investors with exposure to a synthetically calculated excess return version (the “Excess Return Index”) of the S&P 500® Total Return Index (the “Total Return Index”), subject to a risk control strategy that dynamically increases or decreases the exposure to the Excess Return Index multiple times per index calculation day in an attempt to achieve an 11.50% annualized volatility target. The Underlying’s exposure to the Excess Return Index can be greater than, less than or equal to 100%. The performance of the Underlying is not taken into account when implementing the risk control strategy and could result in leveraged exposure to the Excess Return Index in a falling stock market or deleveraged exposure to the Excess Return Index in a rising stock market. Therefore, although the Underlying employs a risk control strategy to attempt to achieve a volatility target, the Underlying may decrease significantly more or increase significantly less than the Excess Return Index and your Notes are not necessarily less risky than, and will not necessarily have better returns than, Notes linked to the Excess Return Index or a direct investment in the securities represented by the Excess Return Index.

•The Underlying is subject to risks associated with the use of significant leverage.At times, the Underlying will use significant leverage in an effort to achieve its target volatility. When the Underlying employs leverage, any declines in the Excess Return Index will be magnified, resulting in accelerated losses.

•The Underlying provides exposure to the Excess Return Index.The Underlying provides exposure to the Excess Return Index. The Excess Return Index is calculated by subtracting out the borrowing costs, as described below, and the cost of carrying equities (which is determined by reference to rolling E-mini S&P 500 futures contracts) from the Total Return Index. The Excess Return Index is an excess return index, which means that it measures the return on a hypothetical investment in the Total Return Index that is made with borrowed funds. Borrowing costs for these funds are assessed at a rate equal to the Federal Funds Rate. Such borrowing costs and the cost of carrying equities will reduce any positive performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Underlying) and will increase any negative performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Underlying). The return of the Total Return Index must exceed the borrowing costs and the cost of carrying equities for the Excess Return Index to increase. In addition, the return of the Excess Return Index at the Underlying level must exceed the carry costs and transaction costs as further described under “The level of the Underlying will be reduced by carry costs and transaction costs” below in order for the level of the Underlying to increase.

•The level of the Underlying will be reduced by carry costs and transaction costs.The level of the Underlying is calculated multiple times per day and reflects the performance of a hypothetical investment in the Excess Return Index less associated carry costs and transaction costs. The carry costs and transaction costs reduce the level of the Underlying during each intraday calculation window.  The carry cost for each intraday calculation window is 0.50% per annum, calculated based on the number of days (which may be zero) between the end of the current intraday calculation window and the end of the immediately preceding intraday calculation window. The transaction cost for each intraday calculation window equals the product of 0.01% and the difference (expressed as a positive number) between the exposure to the Excess Return Index for the current intraday calculation window and the exposure to the Excess Return Index for the immediately preceding intraday calculation window. Such costs will be incurred regardless of the level of exposure to the Excess Return Index and regardless of the performance of the Excess Return Index. Such costs will have the effect of reducing any positive performance of the Excess Return Index (and, thereby, the level of the Underlying) and will increase any negative performance of the Excess Return Index (and, thereby, the level of the Underlying). In cases where the exposure to the Excess Return Index is less than 100%, the Underlying will have reduced (or no) exposure to the positive performance of the Excess Return Index but the full carry cost and transaction cost will still be assessed. As the transaction cost is dependent on the change in the level of exposure to the Excess Return Index between intraday calculation windows, the transaction cost will increase in periods of highly variable volatility. The level of the Underlying will not increase unless it is exposed to the Excess Return Index and the performance of the Excess Return Index is sufficiently positive enough so as to outpace the carry cost and the transaction cost. In situations where the exposure to the Excess Return Index is less than 100% or where volatility is highly variable it will be more difficult for the level of the Underlying to increase. In order to receive a positive return on your Notes, the Underlying must be exposed to the Excess Return Index and the return on such exposure must exceed such carry costs and transaction costs.

•The Underlying will not reflect the most current volatility of the Excess Return Index. The Underlying is rebalanced for each intraday calculation window in order to adjust its exposure to the Excess Return Index. Exposure to the Excess Return Index for the current intraday calculation window will be based on the applicable realized volatility calculated up to the beginning of  the immediately preceding intraday calculation window. Exposure to the Excess Return Index will not be rebalanced for the current intraday calculation window based on the applicable realized volatility of such current intraday calculation window. As a result, the Underlying’s exposure to the Excess Return Index will remain unchanged for a given intraday calculation window even if volatility changes significantly during the current intraday calculation window. This could result in the Underlying having a high level of exposure to the Excess Return Index even if volatility for the current intraday calculation window is above the 11.50% volatility target or a low level of exposure to the Excess Return Index even if volatility for the current intraday calculation window is below the 11.50% volatility target, each of which could have an adverse impact on the Notes. The Underlying may underperform a similar index which adjusts its exposure to the Excess Return Index in real time based on current volatility and may underperform a direct investment in securities included in the Excess Return Index.

•There is no guarantee that the Underlying will achieve its volatility target. The exposure of the Underlying to the Excess Return

ENHANCED RETURN NOTES | PS-8

Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Index is subject to a maximum leverage factor of 175%, which may limit the ability of the Underlying to fully achieve its volatility target if achieving such volatility target would require a leverage factor in excess of 175%. Therefore, there is no guarantee that the Underlying will achieve its volatility target.

•Controlled volatility does not mean the Underlying will have lower volatility than the Excess Return Index.The Underlying employs a risk-control strategy that uses mathematical equations to target 11.50% annualized volatility. The strategy does not have a goal of achieving lower volatility than the Excess Return Index. In fact, if the realized volatility of the Excess Return Index is less than its volatility target, the exposure to the Excess Return Index will be increased in an attempt to raise the volatility of the Underlying to 11.50%. Any time the exposure to the Excess Return Index is greater than 100%, the Underlying would be more volatile than the Excess Return Index.

•Low volatility does not necessarily mean the Underlying will outperform the Excess Return Index or that the Underlying will have positive performance.The Underlying employs a risk-control strategy that uses mathematical equations to target 11.50% annualized volatility.  Even if the Underlying achieves its volatility target, there is no guarantee that the Underlying will outperform the Excess Return Index or that the Underlying return will be positive. For example, if the performance of the Excess Return Index remains stable or steadily decreases over time, its volatility target will not cause the Underlying to outperform the Excess Return Index or result in a positive Underlying Return.

•There may be overexposure to the Excess Return Index in falling stock markets or underexposure in rising stock markets.The Underlying is designed to achieve its volatility target regardless of the direction of price movements in the market. Therefore, in rising stock markets if realized volatility is higher than its volatility target, some of the Underlying’s exposure will be moved from the Excess Return Index to the hypothetical cash position, and the Underlying will experience lower returns than if the full exposure was maintained in the Excess Return Index. In contrast, if realized volatility is less than its volatility target in a falling stock market, the Underlying will be exposed to more than 100% of the losses in the Excess Return Index and the Underlying will experience lower returns than the Excess Return Index. The hypothetical cash position may represent a very significant portion of the Underlying. Any rebalancing into a hypothetical cash position will limit your return on the securities.

•The exposure to the Excess Return Index may be rebalanced into a hypothetical cash position on any or all days during the term of the Notes. The Underlying rebalances multiple times per day which can result in a rebalancing between the exposure to the Excess Return Index and the hypothetical cash position. Exposure to the Excess Return Index may be reduced to less than 100% in an attempt to reduce the volatility to 11.50%. The portion of the Underlying which is allocated to the cash position will earn no return. In extreme cases the exposure to the Excess Return Index can be as low as 0%, meaning that the Underlying is fully rebalanced into the cash position. In this case the level of the Underlying will not be able to increase based on increases in the Excess Return Index but will continue to be reduced by the carry costs and transaction costs. In order to receive a positive return on your Notes, the Underlying must be exposed to the Excess Return Index and the return on such exposure will need to exceed such carry costs and transaction costs. There is no guarantee that the Underlying will not be rebalanced so that the hypothetical cash position represents a significant portion of the Underlying. Any rebalancing into a hypothetical cash position will limit your return on the Notes. Typically, a portion of the Underlying’s exposure has been allocated to the cash position.

•The relative performance of the Underlying as compared to the Excess Return Index may not be directly correlated.The Underlying’s exposure to the Excess Return Index is rebalanced multiple times per day for each intraday calculation window. The effect of rebalancing multiple times per day is that the Underlying performance over a period spanning more than one calculation window will depend on the leveraged returns of the Excess Return Index during such period. Therefore, over such longer periods, the performance of the Underlying will differ from the performance of the Excess Return Index by an unpredictable factor.

•No assurance can be given that the investment strategy used to construct the Underlying will achieve its intended results or that the Underlying will be successful or will outperform any alternative index or strategy that might reference the Excess Return Index.No assurance can be given that the investment strategy on which the Underlying is based will be successful or that the Underlying will outperform any alternative strategy that might be employed with respect to the Excess Return Index. The Underlying has been developed based on predetermined rules that may not prove to be advantageous or successful, and that will not be adjusted for market conditions.

•The publisher or the sponsor of the Underlying may adjust the Underlying in a way that affects its level, and the publisher or the sponsor has no obligation to consider your interests. The publisher or the sponsor of the Underlying can add, delete, or substitute the components included in the Underlying or make other methodological changes that could change its level. Any of these actions could adversely affect the value of your Notes.

Tax-related Risks

•You will be required to include income on the Notes over their term based on the comparable yield for the Notes. The Notes will be considered to be issued with original issue discount. You will be required to include income on the Notes over their term based on the comparable yield. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor. You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

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The Underlying

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the sponsor of the SPXFCDUE (the “Underlying Sponsor”). The Underlying Sponsor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Underlying Sponsor discontinuing publication of the Underlying are discussed in “Description of the Notes — Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor index. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlying. You should make your own investigation into the Underlying.

The S&P 500 FC TCA 0.50% Decrement Index ER

The S&P 500 FC TCA 0.50% Decrement Index ER (the “Index”) is designed to provide investors with exposure to a synthetically calculated excess return version (the “Excess Return Index”) of the S&P 500® Total Return Index (the “Total Return Index”), subject to a risk control strategy that dynamically increases or decreases the exposure to the Excess Return Index (the “Participation Rate”) multiple times per index calculation day in an attempt to achieve an 11.50% annualized volatility target (the “Volatility Target”). The Excess Return Index is calculated by subtracting out the borrowing costs, as described below, and the cost of carrying equities (which is determined by reference to rolling E-mini S&P 500 futures contracts) from the Total Return Index. The Excess Return Index is an excess return index, which means that it measures the return on a hypothetical investment in the Total Return Index that is made with borrowed funds.  Borrowing costs for these funds are assessed at a rate equal to the Federal Funds Rate. Such borrowing costs and the cost of carrying equities will reduce any positive performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Index) and will increase any negative performance of the hypothetical investment in the Total Return Index (and, thereby, the level of the Index).

In following the risk control strategy to attempt to achieve the Volatility Target, the Participation Rate can be greater than, less than or equal to 100%. A Participation Rate in excess of 100% means that the Index has leveraged exposure to the Excess Return Index, which has the effect of magnifying the return of the Excess Return Index for purposes of calculating the level of the Index. A Participation Rate of less than 100% means that the Index has reduced exposure to the Excess Return Index, which has the effect of minimizing the return of the Excess Return Index for purposes of calculating the level of the Index. A Participation Rate of less than 100% is achieved by borrowing less funds than the Index notional, which results in a hypothetical cash position (the “Cash Position”) which does not accrue interest. Any portion of the Index which is allocated to the Cash Position will not appreciate based on any appreciation of the Excess Return Index. Typically, a portion of the Index’s exposure has been allocated to the Cash Position.

Volatility is measured by reference to the intraday levels of the Excess Return Index. When volatility is higher than the Volatility Target, the Index will target a Participation Rate (the “Target Participation Rate”) of less than 100% and seek to allocate the remainder to the Cash Position, with up to 100% of the Index being allocated to the Cash Position (i.e., a Target Participation Rate of 0%). When volatility is lower than the Volatility Target, the Target Participation Rate will be greater than 100%, up to a maximum exposure of 175% (i.e., a Target Participation Rate of 175%). The actual Participation Rate for any intraday calculation window may be different from the Target Participation Rate for such intraday calculation window. Please see “—Determining the Participation Rate” below.

The Index is calculated, maintained and published by S&P Dow Jones Indices LLC (“SPDJI”). The Index has a launch date of June 23, 2023, with a base value of 100 as of its base date, December 31, 2004. Additional information about the Index is available on the following website: spglobal.com/spdji/en/indices/multi-asset/sp-500-fc-tca-050-decrement-index/#overview. Additional information about the Total Return Index is available on the following website: spglobal.com/spdji/en/indices/equity/sp-500/#overview. We are not incorporating by reference the websites or any material they include in this document.

Index Calculation

On each index calculation day, the level of the Index is calculated multiple times and at fixed intervals using intraday calculation windows. The closing level of the Index on any index calculation day is the level of the Index calculated at the end of the last intraday calculation window on such index calculation day. At the end of each intraday calculation window the level of the Index is calculated by (i) multiplying the level of the Index at the end of the immediately preceding intraday calculation window by a factor equal to the product of the Participation Rate for the immediately preceding intraday calculation window and the percentage change in the intraday level of the Excess Return Index from the end of the immediately preceding intraday calculation window to the end of the current intraday calculation window and (ii) subtracting out the Carry Cost and Transaction Cost. The “Carry Cost” for each intraday calculation window is 0.50% per annum, calculated based on the number of days (which may be zero) between the end of the current intraday calculation window and the end of the immediately preceding intraday calculation window. The “Transaction Cost” for each intraday calculation window equals the product of 0.01% and the difference (expressed as a positive number) between the Participation Rate for the current intraday calculation window and the Participation Rate for the immediately preceding intraday calculation window. The Carry Cost will be assessed for each intraday calculation window regardless of the Participation Rate, including when the Participation Rate is 0%. In cases where the Participation Rate is less than 100% the Index will have reduced exposure to the positive performance of the Excess Return Index (or no exposure, if the Participation Rate is 0%) but the full Carry Cost will still be assessed. As the Transaction Cost is dependent on the change in the Participation Rate between intraday calculation windows, the Transaction Cost will increase in periods of highly variable volatility. The level of the Index will not increase unless the

ENHANCED RETURN NOTES | PS-10

Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

performance of the Excess Return Index is sufficiently positive enough so as to outpace the Carry Cost and the Transaction Cost. In situations where the Participation Rate is less than 100% or where volatility is highly variable it will be more difficult for the level of the Index to increase.

Determining the Participation Rate

The Participation Rate will be determined for each intraday calculation window. The Participation Rate for an intraday calculation window will be determined based on the Participation Rate for the immediately preceding intraday calculation window and Target Participation Rate for the current intraday calculation window. The Participation Rate for an intraday calculation window will not be more than 25% lower or 15% higher than the Participation Rate determined for the immediately preceding intraday calculation window. The Index will seek to maximize the Participation Rate for an intraday calculation window by setting the Participation Rate to the greater of

(i)the Participation Rate for the immediately preceding intraday calculation window minus 25%; and

(ii)the lesser of (a) the Target Participation Rate and (b) the Participation Rate for the immediately preceding intraday calculation window plus 15%.

The Target Participation Rate for each intraday calculation window will be the lesser of

(i)175%; and

(ii)(a) the quotient of the Volatility Target divided by the volatility of the Excess Return Index calculated at the end of the immediately preceding intraday calculation window multiplied by (b) a “Momentum Factor” and a “Volatility Adjustment Factor”. The variance of the Excess Return Index is estimated using an annualized exponentially-weighted moving average of its squared logarithmic returns. The volatility of the Excess Return Index is the square root of that variance estimation. The Momentum Factor is determined based on a set of hypothetical options based on the intraday level of the Excess Return Index. On each index calculation day, the Index calculates the delta of one call option and one put option using the Black–Scholes model based on, among other market factors, (i) the level of the Excess Return Index determined at the end of the last intraday calculation window on the immediately preceding index calculation day, (ii) the level of the Excess Return Index determined at the beginning of the immediately preceding intraday calculation window and (iii) the volatility of the Excess Return Index calculated at the end of the last intraday calculation window on the immediately preceding index calculation day. The Black-Scholes model is broadly used to compute the value of options. In this model, the delta represents the variation of the option value relative to the underlying move. The delta of the call option and put option is added together to determine the Momentum Factor. A larger Momentum Factor will seek to increase the Target Participation Rate. The Volatility Adjustment Factor is calculated based upon the observed intraday and daily volatility of the Index as measured based on the intraday and closing levels of the Index. The volatility of the Index is estimated as the annualized standard deviation of the returns of the Index. The Volatility Adjustment Factor will increase the Target Participation Rate as the observed volatility of the Index is less than the Volatility Target and decrease the Target Participation Rate as the volatility of the Index is greater than the Volatility Target. A larger Volatility Adjustment Factor will seek to increase the Target Participation Rate.

Calculation of the Excess Return Index

On each index calculation day, the level of the Excess Return Index is calculated at the end of each intraday calculation window. The closing level of the Excess Return Index on any index calculation day is the level of the Excess Return Index calculated at the end of the last intraday calculation window on such index calculation day. At the end of each intraday calculation window the level of the Excess Return Index is calculated by (i) multiplying the level of the Excess Return Index at the end of the immediately preceding intraday calculation window by a factor equal to (a) the quotient of the Time Weighted Average Price (“TWAP”) of the Total Return Index as measured over several 60 second intervals (each an “Interval”) during the current intraday calculation window (such Intervals during an intraday calculation window collectively, a “TWAP Calculation Window”) divided by the TWAP of the Total Return Index as measured over several Intervals during the immediately preceding TWAP Calculation Window minus (b) the borrowing costs and the cost of carrying equities as measured from the end of the immediately preceding intraday calculation window to the end of the current intraday calculation window, calculated by reference to the Federal Funds Rate and rolling E-mini S&P 500 futures contracts. The TWAP of the Total Return Index for any TWAP Calculation Window will equal the arithmetic average of the last available level of the Total Return Index during each Interval occurring during the TWAP Calculation Window.

Rebalancing

The Index rebalances (and the Participation Rate is set) at the end of each TWAP Calculation Window. Certain market events impact the calculation timing, as defined below:

•For any trading day scheduled as an early market closure day for the New York Stock Exchange or the Chicago Board Options Exchange, the Index only calculates those TWAP Calculation Windows occurring when such markets are open.

•On a scheduled early market closure day, the final TWAP Calculation Window starts and ends five minutes later than for non-early market closure days

•On any index calculation day which is a day the futures contract roll over, the second-to-last TWAP Calculation Window starts 30 minutes earlier and ends 20 minutes later.

•For any unscheduled full-day market closure, an intraday closure prior to the end of the last TWAP Calculation Window, or other disruption event affecting TWAP calculation, the rebalancing occurs on the next business day when all necessary data is available.

The Total Return Index

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Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

The Total Return Index is a total return-based calculation of the S&P 500® Index. The total return construction reflects both movements in stock prices and the reinvestment of dividend income. The Total Return Index represents the total return earned in a portfolio that tracks the S&P 500® Index and reinvests dividend income in the overall index, not in the specific stock paying the dividend.

The total return construction builds the Total Return Index from the price return version of the S&P 500® Index but accounts for daily total dividend returns. The first step is to calculate the total dividend paid on a given day and convert that figure into price index points. A total daily dividend amount is calculated as the aggregate of, for each of the stocks in the S&P 500® Index, the product of (a) the number of outstanding shares of such stock times (b) the dividend per share paid for such stock. This calculation is performed for each trading day. The dividend per share for a stock is generally zero except for four times a year when it goes ex-dividend for the quarterly dividend payment. Some stocks included in the S&P 500® Index do not pay dividends and this amount always remains zero. Ordinary cash dividends are applied on the ex-dividend date in calculating the Total Return Index. The Total Return Index reflects both ordinary and special cash dividends. “Special dividends” are those dividends that are outside of the normal payment pattern established historically by the issuing company. These may be described by the company as “special,” “extra,” “year-end” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. SPDJI will generally consider the third consecutive instance of a non-ordinary dividend (in terms of timing, not amount) to be ordinary for index calculation purposes as a third consecutive instance will now be considered to be part of the normal payment pattern established by the company.

The total daily dividend amount calculated above is converted to index points by dividing such amount by the divisor for the price return version of the S&P 500® Index. The daily total return for the Total Return Index is then determined by calculating the result of (a) the quotient of (i) the sum of (1) the level of the price return version of the S&P 500® Index on that day plus (2) the index points reflecting the total daily dividend amount on such day divided by (ii) the level of the price return version of the S&P 500® Index for the previous day minus (b) one. The daily total return is used to update the Total Return Index level from one day to the next by calculating the product of (a) the level of the Total Return Index from the previous day times (b) the sum of (i) one plus (ii) the daily total return for the given day.

The S&P 500® Index

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The S&P 500® Index includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. SPDJI, the sponsor of the S&P 500® Index, may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

SPDJI calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While SPDJI currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect payments on the Notes.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.

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Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares, are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the S&P 500® Index. If a constituent company of the S&P 500® Index reorganizes into a multiple share class line structure, that company will remain in the S&P 500® Index at the discretion of the SPDJI Index Committee in order to minimize turnover.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

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Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Historical Performance of the SPXFCDUE

The following graph sets forth the hypothetical back-tested performance of the SPXFCDUE in the period from January 2, 2021 through August 24, 2026. We obtained this data from Bloomberg L.P. The SPXFCDUE has only been published since June 2023. The hypothetical back-tested performance of the SPXFCDUE set forth in the following graph was calculated using the selection criteria and methodology employed to calculate the SPXFCDUE since its publication in June 2023. However, the hypothetical back-tested SPXFCDUE data only reflects the application of that methodology in hindsight, since the SPXFCDUE was not actually calculated and posted on Bloomberg L.P. prior to June 2023. The hypothetical back-tested SPXFCDUE data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the commodities and other markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested SPXFCDUE data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual SPXFCDUE performance would have been had the SPXFCDUE been in existence or in forecasting future SPXFCDUE performance. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg L.P. The hypothetical and actual historical performance of the SPXFCDUE is not necessarily an indication of its future performance. On August 24, 2026, the closing level of the SPXFCDUE was 492.01. The actual Starting Value will be determined on the pricing date.

This historical data on the SPXFCDUE is not necessarily indicative of the future performance of the SPXFCDUE or what the value of the Notes may be. Any historical upward or downward trend in the level of the SPXFCDUE during any period set forth above is not an indication that the level of the SPXFCDUE is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the levels of the SPXFCDUE.

Comparative Performance of the SPXFCDUE and the S&P 500® Index

The graph below shows the performance, from January 2, 2021 through August 24, 2026, of the SPXFCDUE (in red) and the S&P 500® Index (in black). This data was obtained from Bloomberg L.P.

For comparative purposes, each of the SPXFCDUE and the S&P 500® Index has been adjusted to have a closing level of 100.00 on January 2, 2021 by dividing the applicable closing level on each day by that index’s closing level on January 2, 2021 and multiplying the quotient by 100.00.

Since the SPXFCDUE has only been published since June 2023, the graph below includes hypothetical back-tested performance data as further described under “—Historical Performance of the SPXFCDUE” above. You should not take this graph, the hypothetical performance data of the SPXFCDUE or the historical closing levels of the indices used to create this graph as an indication of the future performance of any index, including the SPXFCDUE, or the correlation (if any) between the level of the SPXFCDUE and the level of S&P 500® Index.

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Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

License Agreement

The “S&P 500 FC TCA 0.50% Decrement Index ER” (the “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and BofA Securities, Inc. (“BofAS") and its affiliates (together with BofAS, “Licensee”) and has been licensed for use by Licensee. BofAS (“Third Party Licensor”) has licensed the Fast Convergence (FC) methodology (“Methodology”) to SPDJI for use in the Index. S&P®, S&P 500®, US 500™, The 500™, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); Fast Convergence and FC are trademarks of the Third-Party Licensor, and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Licensee. It is not possible to invest directly in an index. The Notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally. Neither S&P Dow Jones Indices nor the Third-Party Licensor makes any representation or warranty, express or implied regarding the ability of the Index to track general market performance. The Notes have not been passed on, and BofAS makes no warranties, and bears no liability (direct, indirect, special, incidental, punitive or consequential, including without limitation, for negligence or lost profits or opportunity) with respect to the Methodology’s or Index’s legality, suitability, quality, accuracy, completeness or timeliness, or the results therefrom, and are not operated, endorsed, sold or promoted by the Third-Party Licensor. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to BofAS with respect to the Index is licensing the Methodology from BofAS and the licensing or sub-licensing, as applicable, of the Index and certain trademarks, the Methodology, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to BofAS or the Notes. S&P Dow Jones Indices has no obligation to take the needs of Licensee or the purchasers of the Notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading the Notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, “promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” (as enumerated within 15 U.S.C. § 77k(a)) or tax advisor. Inclusion of a security, commodity, cryptocurrency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell or hold such security, commodity, cryptocurrency or other asset, nor is it considered to be investment advice or commodity trading advice.

NEITHER S&P DOW JONES INDICES NOR THIRD-PARTY LICENSOR GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES AND THIRD-PARTY LICENSOR SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P DOW JONES INDICES AND THIRD-PARTY LICENSOR MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF LICENSEE’S PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR THIRD-PARTY LICENSOR BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER,

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Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND LICENSEE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

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Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We expect to deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than one business day from the pricing date, purchasers who wish to trade the Notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $977.50 per $1,000.00 in principal amount of Notes. In addition to the underwriting discount, if any, an affiliate of BofA Finance will pay a referral fee of up to $7.50 per $1,000.00 in principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

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PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, Relevant Persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as Issuer, or BAC, as Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

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Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-3 and “Supplemental Use of Proceeds” on page PS-15 of the accompanying product supplement.

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U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Tax Characterization of the Notes

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

The Notes will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders—Debt Securities Subject to Contingencies” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the Notes. A U.S. Holder of the Notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule (including a hypothetical projected Redemption Amount) and a hypothetical comparable yield equal to 4.63% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this preliminary pricing supplement. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the Notes as if the Notes had been issued on October 2, 2026 and were scheduled to mature on October 4, 2029. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the Notes, which would consist of a single payment of $1,147.4865 at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000.00 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000.00 principal amount of the Notes)
October 2, 2026 through December 31, 2026	$11.3206	$11.3206
January 1, 2027 through December 31, 2027	$47.3662	$58.6868
January 1, 2028 through December 31, 2028	$49.5846	$108.2714
January 1, 2029 through October 4, 2029	$39.2151	$147.4865

Hypothetical Projected Redemption Amount = $1,147.4865 per Note.

Upon a sale, exchange, retirement, or other disposition of the Notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes, increased by the amount of OID previously accrued by the holder for the Notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the previous interest inclusions in respect of the Notes, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the Note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

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Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

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Enhanced Return Notes Linked to the S&P 500 FC TCA 0.50% Decrement Index ER

Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

•Product Supplement EQUITY-1 dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525311320/d49145d424b2.htm

•Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

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